Summary of March 5, 2013 Resignation Letter of
Mr. José F. Rodríguez-Perelló to
Mr. Roberto R. Herencia, Chairman of the Board of Directors of
First BanCorp.

Mr. Rodríguez-Perelló explains in his letter that he is resigning as a director of First BanCorp. because the Board has not addressed what he describes as a grave violation of the Corporation’s Code of Ethical Conduct during an Audit Committee meeting on October 5, 2012 by another member of the Audit Committee. Mr. Rodríguez-Perelló’s letter states that the incident involved a matter that was personal to Mr. Rodríguez-Perelló’s family and which he found to be demeaning and reproachable. Mr. Rodríguez-Perelló also states that the incident did not relate in any respect to the Corporation. Mr. Rodríguez-Perelló claims that the incident violated the Corporation’s Code of Ethical Conduct and that the Board has not taken any action to remedy this violation, which morally impeded him from participating in any Board functions after October 12, 2012. Mr. Rodríguez-Perelló notes that, on February 7, 2013, the Board removed him from membership on the Board committees on which he had served.

Mr. Rodríguez-Perelló lists in his letter, in English, the relevant parts of the Code of Ethical Conduct.